

Mail Stop 3561

July 31, 2009

<u>Via Facsimile and U.S. Mail</u>

Victor M. Casini
Senior Vice President, General Counsel and Secretary
LKQ Corporation
120 North LaSalle Street, Suite 3300
Chicago, IL 60602

> **Re: LKQ Corporation**
> **Form S-4**
> **Filed July 1, 2009**
> **File No. 333-160395**

Dear Mr. Casini:

        We have received your response to our comment letter dated July 20, 2009 and have the following additional comment:

<u>Legal Opinion, Exhibit 5</u>

1.   We note your response to our prior comment 1 and reissue. Please confirm that you will file unqualified legal opinions at the time of each takedown.

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        As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Chanda DeLong at (202) 551-3490 or me at (202) 551-3412 with any other questions.

Regards,

Amanda Ravitz
Branch Chief – Legal

cc: J. Craig Walter *via facsimile* (312) 827-8179